Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is for information purpose only and does not constitute an invitation or offer to acquire, purchase or subscribe for any securities of the Company in Hong Kong, the United States or elsewhere, nor shall it (or any part of it) or the fact of its distribution, form the basis of, or be relied on in connection with, any contract or invitation to subscribe for securities, and is provided for information only. The distribution of this announcement may be restricted by law in certain jurisdictions and persons into whose possession the information referred to herein comes should inform themselves about and observe any such restriction. Any failure to comply with these restrictions may constitute a violation of the laws of any such jurisdictions. Securities referred to in this announcement have not been issued, registered in accordance with any securities laws and regulations or allowed to be offered to public or to circulate in Hong Kong, the United States, or elsewhere. No representation is made that any such securities will be issued or so registered or allowed to be offered to the public or circulated in Hong Kong, the United States or elsewhere. Securities may not be offered or sold in the United States absent registration under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or an exemption from registration under the Securities Act. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer and that will contain detailed information about the issuer and its management, as well as financial statements.

GRAPHEX GROUP LIMITED

烯 石 電 動 汽 車 新 材 料 控 股 有 限 公 司

(Incorporated in the Cayman Islands with limited liability)

(Stock code: 6128)

RESIGNATION OF INDEPENDENT NON-EXECUTIVE DIRECTOR

The board (the “Board”) of directors (the “Directors” or each, a “Director”) of Graphex Group Limited (the “Company”) hereby announces that Mr. Chan Anthony Kaikwong (“Mr. Chan”) has tendered his resignation as an independent non-executive Director with effect from 28 January 2024 (Hong Kong Time) as he has reached a retirement age and would like to spend more time pursuing his personal business development.

Mr. Chan has confirmed to the Board that he has no disagreement with the Board or the Company and that there is no other matter in respect of his resignation that needs to be brought to the attention of the shareholders of the Company and The Stock Exchange of Hong Kong Limited.

The Board would like to extend its appreciation to Mr. Chan for his valuable contribution during his tenure of office in the Company.

By order of the Board
Graphex Group Limited Lau Hing Tat Patrick
Chairman

Hong Kong, 29 January 2024

As at the date of this announcement, the executive Directors are Mr. Lau Hing Tat Patrick, Mr. Chan Yick Yan Andross and Mr. Qiu Bin; the non-executive Director is Mr. Ma Lida; and the independent non-executive Directors are Ms. Tam Ip Fong Sin, Mr. Wang Yuncai, Mr. Liu Kwong Sang and Mr. Tang Zhaodong.

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